Our ref.: CEO/SLD/LEG/105-2

October 4, 2005

Mr. David R. Humphrey,

Accounting Branch Chief,

United States Securities and Exchange Commission,

Division of Corporate Finance,

100 F Street, N.E.,

Washington, D.C. 20549-3561,

U.S.A.

Dear Mr. Humphrey,

Kowloon-Canton Railway Corporation

Form 20-F for the Fiscal Year Ended December 31, 2004

Filed June 24, 2005

File No. 1-15004

I refer to your letter dated August 29, 2005. Set out below is our response to your comments, using the same headings and numbering as in your letter.

Tabular Disclosure of Contractual Obligations, page 52

1.	We believe that registrants should generally include scheduled interest payments in the table. Interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

We will disclose, in future filings, in the table of contractual obligations our scheduled interest payments. To the extent interest on any obligations is not included in the table because it cannot be reliably estimated, we will disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Financial Statements

Note 2. Significant Accounting Policies, page F-7

(c) Basis of Consolidation, page F-7

2.	We note the various references to certain subs held on behalf of the government for the sole purpose of developing property along the West Rail route. We also note that you exclude these entities from consolidation. Please explain, supplementally and in detail, how you account for them. Tell us how you record and classify related

Mr. David R. Humphrey

US SEC

October 4, 2005

cash flows in your financial statements. If these are the same entities described on page 60, please explain how the schedule on page F-35 reflects the fact that the government owns 49 B shares. If these are not the same entities, please also provide a comparable discussion of the other entities. As a related matter, please tell us and disclose in the U.S. GAAP reconciliation footnote, the reasons why these subsidiaries have not been consolidated for U.S. GAAP purposes. Reference is made to SFAS 94, paragraph 13. We may have further comments upon review of your response.

Both pages F-7 and 60 of the Form 20-F refer to the same group of companies, West Rail Property Development Ltd. and its 13 wholly owned subsidiaries.

In February 2000, the Corporation and the Government entered into a shareholding agreement (the “Shareholding Agreement”) for the formation of a group of companies under an intermediate holding company, West Rail Property Development Limited (“WRPDL”), to undertake all property developments along the West Rail, Phase I route. (For details of the Shareholding Agreement, please see item 4.15 of the Form 20-F filed by the Corporation on May 30, 2001 under Registration No. 1-15004)

The schedule on page F-35 indicates that the Corporation owns all 51 A shares of WRPDL, but none of the 49 B shares which are wholly owned by the Government. Each A and B share entitles the holder thereof to exercise one vote for each share held at meetings of WRPDL. The difference between A shares and B shares is that the A shares are not entitled to any distribution by WRPDL other than a return of the original capital on the 51 A shares (which is HK$510) while the B shares are entitled to all dividends declared by WRPDL, a return of the original capital on the 49 B shares and any of the remaining assets other than the original capital of A shares (HK$510). In respect of each of the 13 subsidiaries, all the shares are wholly owned by WRPDL or in other words, the Corporation indirectly holds 51% of these subsidiaries through its shareholding in WRPDL.

These subsidiaries were established by the Corporation for the sole purpose of developing, on behalf of the Government, commercial or residential properties along the West Rail, Phase I route. Upon disposal of a development property, any property development profits and initial payments from developers will first be applied towards repayment of the loan from the Corporation (as described below) and all remaining surpluses will then be repatriated to the Government periodically when requested by the Government through WRPDL.

The Corporation is entitled to appoint three Directors and the Government is entitled to appoint two Directors to the Board of WRPDL. The two Directors appointed by the Government to the Board can request WRPDL to modify or defer the commencement of the development of any site. The two Directors appointed by the Government can also request changes to the proposed development, including without limitation, the proportion of commercial and residential properties in a development. Finally, the two

Mr. David R. Humphrey

US SEC

October 4, 2005

Directors appointed by the Government can also request revisions to or create new guidelines for the investment of any funds held by WRPDL. Given that the net sales proceeds from the various property developments accrue to the Government, WRPDL is obligated to follow such requests.

Under Hong Kong GAAP (“HK GAAP”), the consolidated financial statements of WRPDL and its subsidiaries are not consolidated in the financial statements of the Corporation as the Corporation has no effective control over nor beneficial interests in the net assets of WRPDL and its subsidiaries, other than the amount of capital provided.

The Government through its appointed Directors has substantive participating rights in deciding on when to commence the development of a site, the allocation of the mix of commercial and residential properties of each development and the investment of any surplus funds. Therefore, the Corporation has concluded that the Government (as the minority shareholder) has substantive participating rights. Consequently, considering the guidance in EIFT 96-16, Investor’s Accounting for an Investor When the Investor has a Majority of the Voting Interest but Minority Shareholder or Shareholders Have Certain Approval or Veto Rights, the Corporation believes that under US GAAP, it is precluded from consolidating the financial statements of the WRPDL and its subsidiaries.

All costs incurred or to be incurred in relation to the West Rail property developments are funded by loans from the Corporation to WRPDL which bear interest at an annual rate of 1% over the Corporation’s average cost of borrowings in the preceding year, and are referred to as “loan to subsidiary” in the consolidated balance sheets. Up to December 31, 2004 all expenses incurred by WRPDL or its subsidiaries in relation to the development of properties along the West Rail, Phase I route, were paid by the Corporation from its own funds and a corresponding amount was added to the “loan to subsidiary”. The net cash payments made by the Corporation during the year in respect of expenses attributable to the West Rail property developments are recorded in the consolidated cash flow statement under the heading “investing activities” and sub-heading “loan to subsidiary”.

In future filings, we will revise our disclosure to make it clear as to why these subsidiaries are not consolidated for US GAAP purposes.

(g) Depreciation, page F-10

3.	Please refer to the discussion of leasehold land in Item (ii). Supplementally tell us whether you make an upfront payment for the use of this land and subsequently depreciate that prepayment balance over the period of time you have the use of the land. Alternatively, please tell us whether this land is accounted for as an investment property and you are therefore required to account for the lease as if it were a finance lease. If true, please explain your accounting in expanded detail. If neither of our assumptions apply, please describe the nature of theses business arrangements and explain the basis for your accounting. We may have further comments upon review of your response.

Mr. David R. Humphrey

US SEC

October 4, 2005

All land in Hong Kong is held under lease, as opposed to freehold which we understand is the case in the US. The Corporation occupies certain leasehold land situated along its railway network. An upfront payment in the form of a lease premium is paid to the lessor, which is the Government of Hong Kong, and is recognized as a prepaid asset on the balance sheet and amortised over the unexpired lease term of the land for HK GAAP purposes. Under US GAAP, the transaction through which the right to use the land is acquired is classified as an operating lease in accordance with the first sentence of paragraph 25 of SFAS No. 13 (Accounting for Leases), because the criteria set out in paragraph 7(a) and 7(b) of SFAS No. 13 are not met. Under US GAAP the upfront payment is considered as a prepaid operating lease payment which is amortized over the unexpired lease term of the land. Consequently, no accounting difference exists between US GAAP and HK GAAP.

The Corporation also holds leasehold land which is embedded or non-separable from investment properties that were acquired by the Corporation. The land together with the properties are treated as investment properties. Under HK GAAP investment properties are stated in the balance sheet at their open market value which is assessed annually by external qualified valuers. Under HK GAAP no depreciation is provided on investment properties as the valuation takes into account the state of each property at the date of valuation.

Under US GAAP, investment properties are considered to be capital leases under section 7 of SFAS No. 13 as the lease terms of these leases are equal to or greater than 75% of the estimated economic life of the buildings involved and the cost thereof is amortized to the income statement over the period of the relevant lease. Under US GAAP, investment properties are not revalued and are stated at cost less accumulated depreciation and impairment losses. The difference in accounting for investment properties under HK GAAP and US GAAP is set out in note 44(a) to the financial statements.

(l) Jointly controlled operations, page F-12

4.	Tell us how your policy under Hong Kong GAAP complies with U.S. GAAP. In this regard, explain to us in detail why equity or consolidation method accounting would not be applied to these jointly controlled operations under U.S. GAAP. Your response should also define what is meant by “interest in jointly controlled operations.” To the extent you are accounting for these under proportionate consolidation, tell us how your disclosures comply with Item 17(c)(2)(vii) of the Form 20-F, and provide the applicable disclosures in the U.S. GAAP reconciliation footnote.

Mr. David R. Humphrey

US SEC

October 4, 2005

The interest in the jointly controlled operations of the Corporation solely relates to a revenue sharing arrangement we have with a business partner. We have no equity interest in these operations.

In essence, the jointly controlled operations involve the use of the assets and other resources of the Corporation and its business partner cooperating in revenue generating activities, rather than the establishment of a corporation, partnership or other entity. Each party uses its own property, plant and equipment and also incurs its own expenses and liabilities. The agreement relating to the jointly controlled operations provides a means by which the revenue from the provision of the services and any expenses incurred in common are shared between the Corporation and its business partner.

The jointly controlled operation relates to the revenue sharing arrangement in the through-train operations where the tracks of the Corporation are connected to the tracks of the business partner in the Mainland China. For instance, when a passenger takes a train starting in Hong Kong to Guangzhou, the revenue is proportionately allocated to the Corporation and the PRC business partner.

Under HK GAAP, the assets/liabilities which the Corporation controls and the expenses that it incurs in respect of its involvement in the jointly controlled operations are recognized in the financial statements of the Corporation. Since the assets, liabilities, income and expenses are already recognized in the financial statements of each party and, consequently, in the consolidated financial statements of the Corporation, no adjustment or other consolidation procedures are required in respect of these items. As the interest in the jointly controlled operations is not an equity interest and no separate joint venture entity has been formed, the equity or proportionate consolidation method of accounting is not appropriate.

Proportionate consolidation is not used because the Corporation does not have any interest in the assets and liabilities of its business partner under the terms of these arrangements. Consequently, the disclosures called for in Item 17(c)(2)(vii) of Form 20-F are not applicable.

The accounting treatment for the jointly controlled operations under US GAAP is consistent with HK GAAP.

Note 9. Segmental Reporting, page F-24

5.	In the U.S. GAAP reconciliation footnote, provide disclosure that you have two reportable business segments, Transport Division and Property Services. Also, disclose the primary profitability measure used by the chief operating decision maker in assessing segment performance and allocating resources as is required under paragraph 30 of SFAS 131. Further, expand the “Results of Operations under U.S. GAAP” discussion on page 44 to discuss any significant differences in

Mr. David R. Humphrey

US SEC

October 4, 2005

your results of operations on a segmental basis, including the primary segment profitability measure used by management. In this regard, we would generally expect the measures and balances disclosed in your footnote to be consistent with the disclosures and balances in MD&A. However segment operating profits on page 40 differ. Please revise or advise.

Currently, we have two reportable business segments, Transport Services and Property Services. There are two profitability measures as indicated on page F-24 and page 40 of the Form 20-F. The profitability measure presented in Segmental Reporting on page F-24 does not include certain corporate expenses, whereas the segmental operating profits presented on page 40 of the Form 20-F includes an allocation of these corporate expenses. The profitability measure shown in page 40 of Form 20-F where the corporate expenses are apportioned to each business segment is to enable reconciliation to the operating profits of the Corporation, but it is not used internally for assessing business performance or for resource allocation purposes.

We will disclose, in future filings, that we have two reportable business segments which are Transport Services and Property Services, and the primary profitability measures used for HK GAAP segment reporting purposes and SFAS No. 131. In addition, in future filings, we will provide an analysis and discussion of the results of operations on a segment basis, for both profitability measures should the results using each profitability measure be significantly different.

6.	For each period presented, please supplementally reconcile the aggregate capital expenditures disclosed as “other information” with the payments for capital expenditures disclosed in the cash flow statement on page F-6.

The difference between the aggregate capital expenditure reported on an accrual basis on page F-24 and the payments for capital expenditure reported in the consolidated cash flow statement on page F-6 represents mainly accruals for contractual claims and unsettled land compensation payments which will not be paid until agreement is reached with the relevant parties. Details of the reconciliation for each period presented are as follows-

	2004	2003
	HK$ million	HK$ million
Capital expenditure per “other information”	9,022	11,122
Less: capital expenditure accrued but not paid at the year end	(4,006)	(1,805)
Add: capital expenditure paid during the current year but accrued at the previous year end	1,965	2,919

Capital expenditure per the cash flow statement	6,981	12,236

Mr. David R. Humphrey

US SEC

October 4, 2005

Note 18. Investments, page F-37

7.	A significant portion of your debt securities are described as being unlisted. Supplementally explain how you determine the fair value of these securities, both on the date you acquire them and on an ongoing basis. If any of these securities are carried at amounts above their cost, please tell us how the amount of any increase was determined.

Our investment portfolios of debt securities as at December 31, 2004 were managed by external fund managers appointed by us. All the unlisted debt securities were of investment grade and tradable in the secondary market. The fair value at the date of acquisition equals the acquisition cost. The fair value of these securities as at any reporting date was determined and reported to us by the fund managers and custodian based on prices quoted by market participants. The management of the investment portfolios has now been taken over by the Corporation. On an ongoing basis, the fair value of the debt securities, which may be either above or below their acquisition cost, will be obtained from the custodians or other market sources, which are considered to be reliable and appropriate.

Note 40. Contingent Liabilities, page F-47

8.	Please supplementally provide a general description of the terms and conditions that may cause your various lease agreements to terminate. Please also describe the events and circumstances that could potentially cause the termination of the specific lease arrangement described in Item (b) of this footnote. State the date upon which that basic lease term is scheduled to end. Explain how and why the lease termination would result in a financial exposure to the group. For example, are you subject to a penalty? We may have further comments upon review of your response.

A typical lease agreement provides that the lessor may choose to terminate the lease upon the occurrence of certain events and, where those events are capable of remedy, upon the lapse of the relevant grace periods. These events generally include, among others, failure of the Corporation (as the lessee) to make payments under the lease agreement; failure of the Corporation to maintain the required insurance; failure of the Corporation to comply with any covenants; misrepresentation of the Corporation; insolvency of the Corporation; and the validity and enforceability of the relevant agreements being contested by the Corporation.

The lease arrangement which may be subject to mandatory termination upon the occurrence of certain specified events or circumstances, as described in Item (b) of Note 40, refers to a UK lease arrangement. The lease agreement of this UK lease states that upon the occurrence of certain specific events (“Mandatory Early Termination Events”) in addition to those described in the previous paragraph, the lessor (which is a partnership) is entitled to terminate the lease. The Corporation considers that the likelihood of the

Mr. David R. Humphrey

US SEC

October 4, 2005

occurrence of most of the termination events is remote. However, it is considered that two of the Mandatory Early Termination Events could potentially cause the termination of the UK lease arrangement, namely, (i) where a partner (of the lessor) or a member of the partner’s group may suffer a disallowance or reduction of tax deductions in respect of interest accrued or paid on borrowings taken out in respect of the transaction as a result of whatever cause; and (ii) any change in interpretation of or any change in the UK GAAP or International Accounting Standards that may adversely affect the way a partner or the group of which the partner is a member should account for the transaction.

The UK lease is scheduled to terminate on December 12, 2018. If the UK lease is terminated prior to this date by the lessor upon the occurrence of any of the termination events noted above, the Corporation will have to pay a termination sum to the lessor, the amount of which depends on when the lease is terminated and is pre-agreed at the inception of the lease. The termination sum represents the outstanding balance of the investor’s investment in the transaction plus any tax adjustments in the year of termination. The financial exposure of the Corporation represents the difference between the termination sum and the net realisable value of the debt securities and other financial assets which have been purchased upfront by the Corporation to fund the future lease obligations of the Corporation, net of the cash benefit received upfront by the Corporation. The purchase of the debt securities and other financial assets was funded by the pre-paid rental received upfront by the Corporation under the lease arrangement.

Note 41. Assessment of Impairment of Fixed Assets, page F-47

9.	We see that you have assessed the value in use of the Group’s railway assets by treating the entire railway network, current and committed as representing the smallest cash-generating unit. It appears that the application of this methodology may result in an accounting difference that should be disclosed under Note 44. In this regard, if you were to assess impairment of asset groups as a lower level and/or exclusive of cash flows associated with future capital expenditures that would increase the service potential of the asset group, would you arrive at the conclusion that no impairment existed at December 31, 2004? Please revise or advise, supplementally and in detail.

In the assessment of impairment of fixed assets under HK GAAP, all assets relating to the railway network are grouped together as Transport Services to reflect the fact that the railway lines will together form a single comprehensive network. The existing East Rail and Ma On Shan Rail are integrated with one single fare system in operation. Kowloon Southern Link (“KSL”), which is 3.8 kilometers long and will involve the addition of one new station, will connect East Rail and West Rail to form one single network with one single fare system in place. Therefore, all future revenue relating to the Transport Services segment will be generated from one single source and is not separable. In the management of the Transport Services segment, a single Transport Division was formed in December 2003 to manage all the Transport Services including East Rail, Light Rail,

Mr. David R. Humphrey

US SEC

October 4, 2005

West Rail and Freight. The construction of KSL, which has been approved by the Government, has already commenced with major contracts being awarded in a sum representing over 60% of the estimated total construction costs. In this connection, under HK GAAP the entire asset group of the Transport Services segment is considered to be the smallest cash generating unit (which is the smallest identifiable group of assets) for the purposes of the assessment of asset impairment and capital expenditure for KSL should be included in the assessment. The exclusion of the future cash flows arising from KSL is not possible as it cannot be separated from revenue generated from other parts of the railway network.

Under US GAAP, for the assessment of impairment of fixed assets, we understand that a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In assessing the lowest level, we considered the guidance in Section B45 of Appendix B (Background Information and Basis for Conclusion) of SFAS 144. The Corporation has an obligation to operate each railway line under the provision of the related project agreements or the KCRC Ordinance. The Corporation cannot curtail the operation of any one railway line without the agreement of the Government. As such, we believe the entire existing railway network is the lowest level for the purposes of testing for and measuring impairment. Therefore, we do not consider that there is any difference in determining the smallest cash generating unit (under HK GAAP) or lowest level (under US GAAP) between HK GAAP and US GAAP.

Furthermore, if cash flows (both inflows and outflows) associated with future asset-related expenditures that would enhance existing service potential were excluded from the impairment evaluation, there would still be no impairment of long-lived assets at the lowest level under US GAAP at December 31, 2004. The estimated net future undiscounted cash flows of the existing railway network exceeds the carrying value of fixed assets relating to the railway network. The estimated future cash flows used in this analysis takes into account the existing service potential of the fixed assets relating to the railway network and the cash expenditure required to maintain the existing service potential.

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States, pages F-48

(b) Depreciation on certain fixed assets, page F-48

10.	Note 2(g) discloses the fact that you depreciate tunnels, bridges and roads at a rate of 1% per year under H.K. GAAP. We note that fixed assets, which appear to be similar in nature, held by other companies in your industry are generally depreciated over a period that is greater than 40 to 50 years for U.S. GAAP purposes. This practice appears to constitute a difference in accounting between H.K. GAAP and U.S. GAAP. Accordingly, please expand your disclosures to

Mr. David R. Humphrey

US SEC

October 4, 2005

discuss this differences and to include its impact in the appropriate reconciling schedules you have presented. Alternatively, please supplementally explain why you believe that your current accounting policy is appropriate under U.S. GAAP. We may have further comments upon review of your response.

To compare the useful lives of tunnels, bridges and roads of the Corporation with those of other companies under category 4011 (Railroads, long haul operating) is not appropriate as our railway operations are not long haul operations. Instead, our operations are similar to or close to a suburban transit railway network in terms of the distance of the whole journey. Therefore, comparison with those companies under category 4100 (Local & suburban Transit and Inter-urban Highway Passenger Transportation) is considered to be more relevant and appropriate. The useful lives of such assets adopted by some of the companies under the category 4100 are more than 50 years.

When an asset is put into use by the Corporation, the estimated useful life of the asset is assessed by engineers based on the technical specification or industrial practice. On a triennial basis, the engineers will re-assess the estimated useful lives to determine whether they should be changed taking into consideration the frequency of on-going maintenance or technological changes, to ensure the remaining estimated useful lives reflects the condition of the asset at the time of such assessment.

Contrary to companies engaged in long haul operations in other parts of the world, we are able to provide more timely maintenance to the tunnels, roads and bridges due to their proximity to each other and so, it is justifiable to have longer lives for these assets.

Consequently, we believe that our determination of the estimated economic useful lives of these assets is appropriate under HK GAAP and that such estimates are also appropriate for US GAAP purposes.

11.	We note that you properly include a reconciling income statement adjustment to record depreciation charges on permanent way for new railway systems and extensions. However, please provide support for your apparent conclusion that, after these original costs have been fully depreciated under U.S. GAAP, the differing accounting policies would not create material variances between individual income statements presented in accordance with H.K. GAAP and those presented in accordance with U.S. GAAP. We may have further comments upon review of your response.

Under HK GAAP there is no specific requirement to depreciate certain rail assets, such as permanent way, as they are subject to continuing repairs and maintenance so that they are maintained at their best working conditions.

According to our historical accounting records the average annual replacement expense for the last 10 years was approximately HK$26 million compared with the estimated

Mr. David R. Humphrey

US SEC

October 4, 2005

annual depreciation of HK$24 million, had such assets been depreciated over their estimated useful lives. The difference of HK$2 million is not considered to be significant in terms of the Corporation’s net income and shareholder’s equity under US GAAP. As such, the Corporation did not consider it necessary to recognize the difference.

Effective January 1, 2005, the Corporation will change its policy to depreciate rail assets such as permanent way to comply with a change in the applicable HK GAAP. Therefore, there will be no difference between the US GAAP and HK GAAP for this matter going forward.

(i) Lease Out and Lease Back Transactions, page F-50

12.	To assist us in evaluating the reconciling adjustments you have recorded in connection with these transactions, please provide us with an actual example of such a transaction. Supplementally describe each individual step of the arrangement, from inception to completion, and illustrate the accounting entries you would record under H.K. GAAP. Provide a similar illustration of your accounting entries under U.S. GAAP. In your illustrations, please clearly explain how the leases should be classified and why. Please identify and explain any income statement differences as well, if applicable. We may have further comments upon review of your response.

All the lease transactions entered into by the Corporation relate to the assets already in use which are included in fixed assets. An example of a lease out and lease back transaction (a U.S. lease arrangement) is outlined below using hypothetical financial amounts for illustration purposes. For the sake of simplicity, the accounting entries of the illustrative example are based on the treatment in the group level i.e. consolidated financial statements of the Corporation and its wholly owned subsidiary. A schematic diagram depicting the transaction flows is annexed.

Step 1: First Hire Purchase Agreement between the Corporation and its wholly owned subsidiary (“SPC”)

•	On the transaction date, the Corporation will enter into a First Hire Purchase Agreement with the SPC.

•	Under the Agreement, the Corporation (as owner of the asset) will lease the asset to the SPC, with the SPC prepaying all the rentals to the Corporation. This prepayment will be equal to the appraised value of the asset.

•	The Agreement will provide for a purchase option of US$1 at the expiration of the term.

•	Accounting entries – Under both HK GAAP and US GAAP, the transactions between the Corporation and SPC are eliminated on consolidation. Therefore, there is no impact on the consolidated financial statements of the Corporation under both HK GAAP and US GAAP.

Mr. David R. Humphrey

US SEC

October 4, 2005

Step 2: Head Lease between SPC and US Trust

•	The SPC will in turn lease the asset to a US Trust (set up for the benefit of the US investor) with a lease term equal to that of the First Hire Purchase Agreement. Upon the termination of the Head Lease, the US Trust will have the right to purchase the SPC’s interest in the asset for US$1.

•	The US Trust will prepay all the rentals to the SPC under the Head Lease in an amount equal to the appraised value of the asset.

•	The US Trust will fund the prepayment partly by equity from the US investor (Equity Investor) and partly by loans from banks/financial institutions (Lender).

Step 3: Lease between US Trust and SPC

•	The US Trust will then lease the asset back to the SPC under a lease for a shorter lease term, with lease rentals payable annually or semi-annually.

•	At the end of the lease term, the SPC will have a right to purchase the US Trust’s leasehold interest in the asset under the Head Lease for a fixed amount (the “Purchase Option Price”).

•	Accounting entries (after steps 2 and 3)

HK GAAP: (Under HK GAAP, the arrangement is considered as a lease out and lease back transaction.)

Lease obligations –

Dr. Cash at bank	$200
Cr. Deferred income	$10
Cr. Lease obligation	$190

Note:

If, in our opinion, it is likely that we will exercise the purchase option, for prudent accounting purposes, we recognize the Purchase Option Price as part of the lease obligation in our financial statements notwithstanding that we have no obligation to exercise the purchase option.

US GAAP: (Under US GAAP, the arrangement is considered as a sale-and-leaseback transaction.)

Prepayment of rental (appraised value) –

Dr. Cash at bank	$200
Cr. Deferred income	$10
Cr. Fixed asset (net book value)	$190

Mr. David R. Humphrey

US SEC

October 4, 2005

Note: According to the provisions under SFAS No. 13 (Accounting for leases), SFAS No. 28 (Accounting for sales with leasebacks) and EITF 89-20 (Accounting for cross border tax benefit leases), the sales profit is required to be deferred and amortized when the arrangement is a capital lease and immediate income recognition is not appropriate if there is more than a remote possibility of loss of the cash consideration received due to indemnification or other contingencies.

Lease obligations –

(to record the lease obligation arising from the capital lease of the fixed assets under the SFAS No 13 (Accounting for leases))

Dr. Fixed Assets	$190
Cr. Lease obligation	$190

Note:

If, in our opinion, it is likely that we will exercise the purchase option, for prudent accounting purposes, we recognize the Purchase Option Price as part of the lease obligation in our financial statements notwithstanding that we have no obligation to exercise the purchase option.

Step 4: Second Hire Purchase Agreement between SPC and the Corporation

•	The SPC will lease the asset back to KCRC under the Second Hire Purchase Agreement with a lease term equal to that of the Lease.

•	The Corporation will prepay all the rentals to the SPC in the amount of the appraised value of the asset less the NPV cash benefit to the Corporation (see description below).

•	The Agreement provides an option for the Corporation to purchase all of the SPC’s rights, title to and interest in the asset and the security deposits for US$1 upon the expiration of the Second Hire Purchase Agreement.

Step 5: Security Deposit Arrangement

•	Upon receipt of the prepaid rentals from the Corporation under the Second Hire Purchase Agreement, the SPC will simultaneously purchase a structured deposit (Equity Collateral Deposit) to fund the equity portion of the scheduled rental payments and the Purchase Option Price and another deposit (Debt Collateral Deposit) to fund the debt portion of the scheduled rental payments and the Purchase Option Price.

•	The SPC’s interest in the Equity Collateral Deposit will be pledged to the US Trust, and the SPC’s interest in the Debt Collateral Deposit will be pledged to the US Trust and re-pledged to the Lender.

Mr. David R. Humphrey

US SEC

October 4, 2005

•	The security deposits plus the accrued interest thereon will be sufficient to fund the SPC’s rental obligations over the life of the Lease as well as to pay the Purchase Option Price under the Lease.

•	The financial institutions that have issued the Equity Collateral Deposits and the Debt Collateral Deposits will periodically pay certain amounts from the deposits to the US Trust to fulfill the SPC’s rental obligations and, if exercised, to pay the Purchase Option Price pursuant to the terms of the Lease. If the purchase option is not exercised the funds remaining in those security deposits will be returned to the SPC. The US Trust will use the funds it receives to service the loan and to provide an equity return to the Equity Investor.

•	Accounting entries

HK GAAP:

Security deposits

Dr. Lease deposits	$190
Cr. Cash at bank	$190

Note:

Where security deposits have been established by the Corporation that are sufficient to fund the scheduled rental payments and the Purchase Option Price payable pursuant to the terms of the Lease, those rental payments and the Purchase Option Price and deposits are not recognized as obligations and assets of the Corporation under HK GAAP.

US GAAP:

Security deposit –

Dr. Lease deposits	$190
Cr. Cash at bank	$190

Standby Letter of Credit

•	The Corporation will provide the US Trust with a standby letter of credit (L/C) to secure the SPC’s rental obligations under the Lease in the event of an early termination of the Lease. The L/C amount will be equal to the difference from time to time between the equity portion of the termination value under the Lease and the value of the Equity Collateral Deposit. This amount will be adjusted annually for movements in interest rates affecting the value of the Equity Collateral Deposit.

NPV Cash Benefit to the Corporation

•	On the transaction date, the Corporation will receive the prepayment from the SPC under the First Hire Purchase Agreement. At the same time, the Corporation will prepay all the rentals to the SPC under the Second Hire Purchase Agreement.

Mr. David R. Humphrey

US SEC

October 4, 2005

•	The excess of the prepayment received by the Corporation under the First Hire Purchase Agreement over the prepayment made by the Corporation under the Second Hire Purchase Agreement represents the NPV Cash Benefit derived by the Corporation from the transaction.

•	Accounting entries

HK GAAP:

Amortization of net cash benefit (assuming the lease life is 10 year) –

Dr. Deferred income	$1	(i.e. ($200-$190)/10)
Cr. Revenue	$1

US GAAP:

Amortization of sales profit of fixed asset (assuming the asset life is 10 years) –

Dr. Deferred income	$1	(i.e. ($200-$190)/10)
Cr. Revenue	$1

Accounting differences in the income statement between HK GAAP and US GAAP

Under HK GAAP, the net cash benefit is amortised to the income statement over the lease term. Whilst, under US GAAP, the sales profit at the time the asset is sold and leased back is required to be deferred and then amortized to the income over the lease term. Accordingly, the effect on the income statement of this series of transactions is the same under HK GAAP and US GAAP.

These leases are classified as capital lease under section 7 of SFAS 13 as the lease term for these leases is equal to or greater than 75% of the estimated economic life of the assets involved.

The Corporation has made reference to EITF 89-20 (Accounting for Cross Border Tax Benefit Leases) in determining the accounting entries and disclosure for these transactions for US GAAP purposes.

(j) Recently Issued Accounting Standard, page F-51

13.	We see that an “unrelated” entity created in December 2003 under one of your lease out lease back transactions may meet the criteria to be a VIE. Please supplementally describe the ownership structure of this entity. Explain the business reasons for engaging in this activity. Support your conclusion that the entity does not qualify for consolidation under previously existing accounting standards.

The entity referred to is a limited liability company incorporated in Jersey, a dependency of the British Crown. It is wholly owned by a trustee company which is independent of the Corporation. It was established to facilitate the payment arrangement in one of the

Mr. David R. Humphrey

US SEC

October 4, 2005

Corporation’s leveraged leasing transactions. Under the payment arrangement, the Corporation and one of its subsidiaries provided certain loans (“KCRC Loans”) to this entity, which invested the loan proceeds in debt securities and other financial assets upon the closing of the leveraged leasing transaction.

According to SFAS No. 94 (Consolidation of All Majority-Owned Subsidiaries), which amends Accounting Research Bulletin No. 51 (Consolidated Financial Statements), an entity is to be consolidated when one of the companies in the group directly or indirectly has a controlling financial interest in that entity. The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing towards consolidation. As the Corporation does not have a majority voting interest, directly or indirectly, in the entity, it did not consolidate the entity in the financial statements of the year ended 31 December 2004. The Corporation is required to apply FIN 46R to variable interests in variable interest entities (VIEs) created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied in the financial statements for the period beginning January 1, 2005.

We acknowledge that –

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Samuel Lai
Samuel Lai
Chief Executive Officer (Acting)

Enclosure: Annex

Annex

Structure of US Lease Arrangement

NPV Cash Benefit	=	First Hire Purchase Payment - Second Hire Purchase Payment
	=	(100-95)% of appraised value of the asset
	=	5% of appraised value of the asset